QRSciences

[redacted]

08004075

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9351 1200
F: +61 8 9351 9522
www.qrsciences.com

16 July 2008

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 22 May 2008 to 15 July 2008, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

JH Manning

fa Jamie Taylor
Company Secretary

Attachments

Exhibit Index on Page 2

7/31

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 22 May 2008 to 15 July 2008.

Doc Date	Headline	Pages
05/22/2008	QRS Secures Joint Government Funding for AMDS	3
05/23/2008	Appendix 3B	10
05/26/2008	QRS to Present at Morgan Keegan Conference	2
05/29/2008	Morgan Keegan Presentation	24
06/02/2008	Trading Halt	1
06/02/2008	Request for Trading Halt	1
06/04/2008	Market Update	2
06/10/2008	Appendix 3B	7
07/10/2008	Appendix 3B	7
07/10/2008	Appendix 3B	7
07/15/2008	QRSciences Receive X-Ray Machine Order for Magistrates Court	1

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

May 22, 2008

QRSCIENCES SECURE $1.06M CONTRACT AS PART OF JOINT SECURITY INITIATIVE BETWEEN AUSTRALIAN AND US FEDERAL GOVERNMENT

QRSciences (ASX:QRS)(QRSNY:PK) is pleased to announce that its subsidiary, QRSciences Pty Ltd, has entered into a contract with the Australian Federal Government, represented by and acting through the Australian Customs Service, for the further development of technology for the automatic detection of firearms and firearm components in mail, packages and baggage.

The contract is the second phase development, following on from an initial Advanced Metal Detection System (AMDS) contract and successful trial conducted in the Melbourne Gateway Facility in October last year.

The funding is for $1,066,000 with the project extending over a period of 18 months.

Both the American and Australian governments have shared the funding, the United States through the Technical Support Working Group (TSWG) and Australia through the Prime Minister and Cabinets Office and Australian Customs Service.

This is the first project funded jointly under a new cooperative agreement between the US and Australia, representing a significant milestone in cooperation between the two nations in the security technology development arena.

This new development will extend the performance envelope of the new AMDS machines to tightly integrate them with current x-ray technology and extend system features to include video package tracking hardware, provided by sister company Q Video Systems, to assist operators in identifying suspect packages.

Endorsement of AMDS technology by the Australian and US Government bodies provides a platform for the upcoming global commercial launch of the product via QRSciences distribution division Q Detection Systems with target markets including the US, Europe and Asia.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution businesses Q Video Systems and Q Detection Systems are based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com , www.qdetection.com.au or www.qcctv.com.au , phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO
QRSciences Holdings Limited

QRSciences AMDS600

Weapons & Weapon Component Detection



The advanced metal detection system (AMDS) 600, scans for weapons and weapon components concealed within mail packages. The amds technology is designed to allow rapid and automatic screening of conveyorised mail packages and operates as a screener assist upgrade to conventional x-ray imaging systems.

ACCURATE WEAPONS DETECTION

QRSciences' AMDS technology consists of proprietary transceiver arrays and [illegible] signal processing [illegible] configured to probe the physical characteristics of metallic objects in three dimensions. Weapons and weapon com[illegible] have characteristics that are distinct from other metallic [illegible] mail packages and can be [illegible] with high confidence and exceptionally low false alarm rate.

EASY INTEGRATING & LOW COST

The AMDS 600 operates with the belt speed and width of conve[illegible] instantly displayed, has no impact on the processing rate of mail packages. [illegible] the interception of other contraband with the assurance of an automatic [illegible] purchase and low cost to maintain with no moving or high voltage parts.

FOR FURTHER INFORMATION CONTACT

Q Detection Systems
1/7 Millennium Court
Silverwater NSW 2128
Australia
Phone: (02) 9737 0977
Fax: (02) 9737 0029
Email: dbanks@qdetection.com.au
Website: www.qdetection.com.au

QRSciences

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.15 Unlisted Options to acquire fully paid ordinary shares $0.20 Unlisted Options to acquire fully paid ordinary shares $0.30 Unlisted Options to acquire fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	269,545	Ordinary shares
		950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares
		950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.15 Unlisted Options to acquire fully paid ordinary shares expiry 22 April 2010 $0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22 April 2011 $0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10 May 2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares. The $0.15 Unlisted Options, $0.20 Unlisted Options and $0.30 Unlisted Options are new classes of Options. Ordinary shares issued as a result of exercise of the Unlisted Options will rank equally with the existing ordinary Shares.
5	Issue price or consideration	269,545 Ordinary shares for [nil consideration 950,000 $0.15 Unlisted Options to acquire fully paid ordinary shares for nil consideration 950,000 $0.20 Unlisted Options to acquire fully paid ordinary shares for nil consideration 1,114,384 $0.30 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	269,545 Ordinary shares issued pursuant to Employee Share Plan. $0.15 Unlisted Options and $0.20 Unlisted Options issued pursuant to Employee Share Option Plan. $0.30 Unlisted Options issued as part of capital raising in 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,537,187**	Fully paid ordinary shares
43,035,039	$0.45 Listed Options to acquire fully paid ordinary shares
*(** 85,000 subject to voluntary restriction of ESP)*	

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* Not vested: the $0.237 options only vest under conditions which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 23 May 2008

(Company Secretary)

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

May 26, 2008

QRSCIENCES TO PRESENT AT MORGAN KEEGAN HOMELAND SECURITY CONFERENCE

QRSciences Holdings Limited (QRSNY), (ASX: QRS), a leading developer of security technology products for governments and commercial clients worldwide with offices in Melbourne and San Diego, today announced that Managing Director Kevin Russeth, and CEO Rick Stokes, will present at the Morgan Keegan Homeland Security & Safety Technology Conference on May 28, 2008.

Russeth said, "We believe that the company's largest market will be the US, both for its products and for its securities so it makes sense for us to have a bigger presence here. We look forward to our continued work with the United States, U.K. and Australian Government, and The US Transportation Security Administration (TSA) in the important area of security."

Russeth also said that QRS has agreed to acquire substantially all of the common shares of Diversified Opportunities, Inc, a US corporation whose shares trade on the Electronic Bulletin Board under the ticker symbol DVOP. The new company will house proprietary QRS technology assets as well as other technology, not all of which has yet been identified, and focus on building brand awareness, investor awareness and sales, Russeth added.

The Conference will be held at the Waldorf Astoria in New York, NY. The QRSciences presentation is scheduled for 4:00 p.m. EDT.

Additional information about Morgan Keegan and the conference is available at:

http://www.morgankeegan.com/MK/Conferences/MKHLST2008_Welcome.htm

About QRSciences
QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Contact:

Allen & Caron
Michael Mason
212-691-8087
michaelm@allencaron.com

Brian Kennedy (US Media)
brian@allencaron.com

QRSciences
Kevin Russeth
krusseth@qrsciences.com

QRSciences Holdings Ltd

Business & Product Overview

May 28 2008

Morgan Keegan
Morgan Keegan & Company, Inc.
Members New York Stock Exchange, SIPC

QRSciences

QRSciences Holdings - Overview

Company Profile

- Design, develop, market and sell security products and solutions globally
- Public Company (QRS:ASX)
- ADR Program with Bank of New York (QRSNY.PK); Ratio of 5:1
- Expecting to close on purchase of Bulletin Board shell shortly (DVOP.OB). 14(F)1 filed last week.
- Headquartered in Melbourne, Australia with offices in San Diego, California
  - Founded 1997
  - 55 employees including subsidiaries



Business Units

- QRSciences Security - $20M turnover CCTV, trace, X-ray, QR, metal detection
- Proprietary Products and Technologies
  - QRSciences – Quadrupole Resonance and weapons detection technologies
  - Spectrum (30.2%-owned fully diluted) – X-ray and imaging technologies.

QRSciences

QRSciences Security - Overview

QRSciences Security Pty Ltd

Security Products Supply Chain Management:

- Distribution of high quality detection, surveillance and Intruder alarm products with 'best in class' service and customer support
- Three, High Profile Divisons – Q Video Systems, Q Detection Systems and Q Alarm Supplies

Q Alarm Supplies Q Video Systems Q Detection Systems

National Infrastructure:

- Currently 30+ employees – predominantly Sales and Tech Support
- Warehouse/offices in NSW, Victoria, Queensland and WA



Q Video Systems
Innovative Video Security Solutions

Rapidly Expanding Business:

- Fastest Growing Business in Australian Electronic Security Industry
- Revenue of $12Mil in 2007, $17Mil in 2008
- Forecast revenue for 2009 of $25Mil

QRSciences

Technology Spin-out and Roll-up

Proprietary Products and Technologies

- QR (platform technology)
- Metal Detection
- Backscatter and Dual Energy X-ray
- Ultra High Resolution Cameras

Protected by 25 Patents & Patent Applications

Deal Structure

- Vehicle (DVOP.OB)
- Transaction (Share Exchange)
- Opportunity



QRSciences

Corporate Strategy

- Build technology footprints in the Security market
- Capture vertical and horizontal growth opportunities in that space
- License core intellectual property
- Sale of OEM sub-systems through established strategic partners
- Control dominant intellectual property (IP) position over core technologies
- Leverage R&D spend with governments and commercial partners to create pipeline of new product opportunities
- Acquisition of complementary businesses to broaden product pipeline and build business to critical mass

QRSciences

Spectrum Investment & Acquisition

SPECTRUM San Diego, Inc.

In early 2006 took stake of 27.4% in Spectrum San Diego Inc.

Fully diluted ownership is 30.2%

Equity position expected to grow in the short term.

Option to move to 100% by September 2009

- Total outlay $2.6m (50% cash/ 50% stock) completed June 2007
- Recent Action - Issued Convertible Preferred for $400,000 to take holding to 30.2% fully diluted

Investment rationale:

- Synergies – Government Relationships, Marketing, Shared Facilities, Customers, Collaboration, Product Integration
- Ongoing revenue from SentryScope and CastScope
- Considerable potential from new product pipeline (WeaponScan, CarScan)

QRSciences

Target Markets


Proprietary Products and Technologies
Detection of Explosives & Weapons
Detection of Other / New Substances
Aviation Security
Baggage Screening
Shoe Screening
Personnel Screening
Cargo Screening
Mass Transit
• Transit Gate Explosive Detection System
Armed Forces Protection
• Vehicle Scanning
• QR Corridor
Other Applications
• Critical Infrastructure
• Embassies
• Government / Commercial Buildings
• Mail / Cargo
• Narcotics
• Additional Explosives
• Crystalline Biochemicals
• Pharmaceutical Quality Control & Assurance
-Product Security
-Counterfeiting
• Landmine Clearance
• Non-Destructive Testing
• Material and Mineral Assay – Oil exp.
Primary Focus / First Revenues
Secondary Focus / R&D

QRSciences

Target Markets

Multi-Billion$ Markets:

- Baggage Screening
- Personnel Screening
- Cargo Screening
- Surveillance & Monitoring
- Product Security

Markets growing rapidly, driven by:

- Pressing need for next generation technical solutions for both domestic and military applications
- Aggressive government and regulatory impetus to protect a broad range of infrastructure.

Leading Markets:

- US
- UK and Europe
- Asia

QRSciences

Current Products: CastScope

SPECTRUM San Diego, Inc.

Designed to compliment archway & handheld metal detectors.

Casts, heavy bandages, and artificial limbs frequently contain metallic parts requiring manual inspection.

Excellent Detection Capability

- Advanced backscatter creates a detailed picture.
- Detects both metallic and nonmetallic threats.

Easy to Learn and Use

- Point & click software; simple controls.
- Fast 2.5 second scans.

Safe, Ultra-Low-Dose X-rays

- One-thousand times lower dose than medical x-rays.
- Complies with ANSI, HPA, & NCRP regulations.
- Developed under TSL Grant HSTS04-04-C-RED973 (Falcon).
- Sole Source contract announcement by TSA in May 2007 with expected revenue value of U$36m.
- Trials completed successfully at Reno, San Jose, Tampa and Nashville airports.
- Roll-out to TSA commencing June 2008





CastScope scanning a cast



Current Products: Sentry*Scope*

SPECTRUM San Diego, Inc.

Revolutionary high resolution Surveillance Camera

- A Spectrum San Diego Product from Start to Finish

  Invention → Design → Manufacturing → Sales
- On the market 3 years
- Over 200 systems sold
- Current Applications include:

town centers	parking lots,
stadiums and arenas	police agencies,
international ports	shopping centres
federal buildings (courthouse)	municipalities and state departments,
distribution centers	hotel parking lots and lobbies,
Casinos	prison yards



QRSciences

Current Products: Sentry*Scope*

SPECTRUM
San Diego, Inc.

SentryScope™-The First Video Surveillance System Providing Ultra-high Resolution Images



LX54 GZZ

Up to 21 Million Pixels per Image

QRSciences

Current Products: Sentry*Scope* - Key Features

90° horizontal field of view

- Records continuously
- Replaces many conventional fixed or PTZ cameras
- Eliminates need for live view operator
- Reduces installation and maintenance expenses

21 million pixels per image

- Incredible zoom capabilities, live or recorded images
- Detailed evidence for investigation of events

Turnkey solution

- Complete kit shipped to customer
- Easy to install and begin operations

QRSciences

Current Products

Standalone Systems

T3-03 Series

- Improved QR detection performance
- Pulse sequences
- Temperature bandwidth
- Signal analysis methods
- Integrated configuration sensitive shield detection
- Can be custom tuned for a range of explosives and some narcotics.



QRSciences

Current Products – QRBaggage – QXR1000

Rapiscan® systems
An OSI Systems Company



Product:

- QXR1000 jointly developed with Rapiscan
- Partly funded by Australian and US Governments

Positioning:

- Rapiscan is leader in US checkpoint market
- Currently has equipment placed in 50% of US checkpoints

QRSciences

IP Cross License with GE Security

Entered into cross license with GE Security in May 2006:

- Royalty based licensing agreement over all QR technology globally


QRSciences
20 Patent Families
BTG
14 Patent Families
9 Patent Families
GE Security
10 Patent Families

QRSciences

GE Shoe Scanner



Initial market entry via TSA registered traveler program

- Registered traveler initial phases underway
- Intended for up to ~600 checkpoint lanes throughout US
- GE invested $16M in Verified Identity Pass
- QR Shoe scanner approved by TSA for Orlando pilot
- ASP ~ $150-200k per unit (estimate)

Clear / GE Kiosk incorporates:

- Biometric identification, explosives trace detection and QR Shoe Scanner
- Possible per scan fee structure?
- Trace & metal detection not yet approved
- Aim: Travelers leave shoes and coats on


CLEAR
CLEAR

QRWeaponsDetect

Product:

- Developed for Australian Customs to detect weapons and weapon parts in mail

Positioning:

- Recently received $1.06M from joint initiative between US and Australian Governments.

Deal:

- Australian Customs has fully funded development to date and has an option to place orders for up to $2m



QRSciences

R&D Pipeline: Spectrum CarScan

- $1.6M Development Contract from TSWG
- Patent Pending Technology
- Ultra-low radiation levels- has cleared FDA
- Proof of principle demonstrated to TSWG March 2008
- Field trails anticipated Q2 2009

Fast Detection of:

- - Hidden persons
- - Car bombs
- - Drugs and Contraband


ORGANIC
METAL
Concept illustration
Up to 500' standoff



Major Benefits

- Price Point
- Passengers stay in car.
- Throughput

QRSciences

R&D Pipeline: QRShoeScanner

QR Shoe Scanner

- Explosives & weapons detection
- Stationary scan
- Open architecture
- High throughput
- Compatible with other sensors
- Convenient in-line operation

Target Markets:

- 1st : US Registered Traveler
- 2nd : General Aviation/Screening
- 2nd phase may integrate X-ray or Trace Technology



Standalone



Integrated X-ray or Trace

QRSciences

R&D Pipeline: Spectrum WeaponScan™


Enclosed exam area, suitable for integration with explosive sniffers and metal detectors
Total height: 90 inches
Subject instructions
Remotely operated exit doors
Front x-ray scanner
Rear x-ray scanner
Footprint: 6' x 4'
2" high floor, suitable for integration with QR shoe-bomb detector

QRSciences

R&D Pipeline: Pharmaceuticals

Research Agreement with:

King's College London, University of London | AstraZeneca International | MSD | QRSciences

The goal of the program is to develop a prototype laboratory analytical instrument.

The program has four phases

- Phase 1. Initial R&D characterizing specific crystalline structures specified by our commercial partners (KCL).
- Phase 2. Develop the prototype laboratory analytical instrument (QRS)
- Phase 3. Carry out factory acceptance tests on various pharmaceuticals (KCL)
- Phase 4. Test system at AstraZeneca and Merck Sharp and Dohme (AZ, MSD)

QRSciences

Ongoing R&D Collaboration

Collaborations with leading Universities and Research Groups

- Kings College, London
- Curtin University of Technology, Western Australia
- Australian Research Council

BTG International (BGC:LSE)

- QRS recently acquired 14 BTG QR patent families
- BTG have approximately 1.5% stake in QRS

Cooperative R&D Agreement with U.S. Government

- Transportation Security Administration (TSA), DHS

Close working relationships with:

- Technical Support Working Group (TSWG)
- Transportation Security Administration (TSA)
- Australian Customs
- Australian Department of Transport (DOTARS)
- Department of the Prime Minister and Cabinet
- (NSST Unit)

Working with Global Leaders

Curtin University of Technology

KING'S College LONDON
University of London

BTG

Homeland Security

QRSciences

Milestones for the remainder of 2008

- Complete acquisition of DVOP.OB
- Move technology assets to US
- Brand and rename US entity
- TSA roll-out of CastScope by Spectrum
- Continue Growing Revenues for 6 products
- Continue funded R&D and Product Development
- Build Familiarity in US Capital Markets through Public Relations and Investor Relations program
- Continue Reviewing Acquisition Opportunities

QRSciences

For more information contact

QRSciences
Mr. Kevin Russeth
10907 Technology Place
San Diego, CA 92127

Ph: 858-613-8755

Email: krusseth@qrsciences.com

Web: http://www.qrsciences.com

QRSciences

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

June 2, 2008

TRADING HALT

QRSciences request the shares of the company are placed in a trading halt pending further announcements on Wednesday June 4 2008, relating to the future structure of the Company.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

2 June 2008

QRSciences Holdings Limited

TRADING HALT

The securities of QRSciences Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 4 June 2008 or when the announcement is released to the market.

Security Code: QRS
QRSN
QRSOA
QRSO

Hendrike Koehler
Adviser, Issuers (Perth)

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

June 4, 2008

Market Update

QRSciences (ASX:QRS) (QRSNY:PK) provides the following update in relation to various matters affecting the Company.

Acquisition of controlling interest in Diversified Opportunities Incorporated (DVOP.OB)

QRS has completed the transaction it announced to the market on May 19, 2008 to purchase 9,000,000 shares or approximately 98% of the outstanding shares of Diversified Opportunities Incorporated (Diversified) for $676,000.

Diversified trades on the over-the-counter bulletin board through the NASDAQ quotation system with the trading symbol (DVOP.OB).

QRS is now in the process of finalising a proposed restructure involving Diversified and the existing QRS technology assets which will involve Diversified and QRSciences entering into a share exchange that will interpose Diversified between QRSciences Holdings and QRSciences Pty Ltd leaving Diversified as a subsidiary of QRSciences Holdings Limited and the parent of QRSciences Pty Ltd.

The Board of Directors of QRSciences have long held a view that its technology assets have been undervalued by the Australian market and are hopeful that this exercise will provide those assets a wider investor audience which will encompass the United States and Europe.

Spectrum convertible note

QRSciences has extended the Convertible Note which it recently issued to Spectrum by an additional U$200,000. The note now totals $600,000 and on full conversion would take QRSciences ownership position in Spectrum to 32.08%. In addition, the Company is in mature negotiations with Spectrum to significantly increase its equity stake and will report back to the market as developments arise. QRSciences hold an option to buy all of the outstanding stock in Spectrum through September 2009.

BTG International

The Company has renegotiated its Option Purchase Agreement with BTG International reducing the acquisition cost by approximately $7.28M. The adjustment will be reflected in the Company's year end accounts.

Debt Facilities

The Company has put in place additional debt finance with its principal banker NAB and a private investor based in Europe to assist with funding the restructure and the Company's ongoing investment activities.

The private investor has purchased a two-year Convertible Debenture in QRS for $500,000. The debenture bears a coupon of 10% and is convertible at 25 cents per share with a feature that allows limited amounts to be converted into equity at a 15% discount to the QRS current market price.

The private investor has also provided a two-year Secured Convertible Note in the amount of $800,000 with an interest rate of 10%. The Note will be retired by monthly instalment payments or at the election of the investor can be forgiven in exchange for conversion into equity at 25 cents per share or in limited amounts converted at a 15% discount to the QRS then current market price.

Through these relationships the Company will have access to additional finance of approximately $3M.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	*** 162,500 Ordinary shares **** 552,179 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	*** Ordinary shares at a deemed issue price of $0.16 **** Ordinary shares at deemed issue price of $0.15
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*** Ordinary shares issued as part of a facility commitment fee **** Ordinary shares issued as part of Royalty Agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 June 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
86,251,874	Fully paid ordinary shares
43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 9 June
2008

(Company Secretary)

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	* 138,400 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	* Ordinary shares at a deemed issue price of $0.7225
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	* Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
86,390,282	Fully paid ordinary shares
43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014 * These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 July 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	210,084 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	* Ordinary shares at a deemed issue price of $0.7140
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	* Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	86,600,366	Fully paid ordinary shares
		43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 July 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

15 July 2008

QRSCIENCES RECEIVES X-RAY MACHINE ORDER FOR ACT MAGISTRATES COURT

QRSciences Security Pty Ltd, a wholly owned subsidiary of QRSciences Holdings (ASX:QRS) (QRSNY:PK), has received an order for an X-Ray Machine and Metal Detector upgrade for the ACT Magistrates Court project in Canberra.

The project value is over $150,000 and comprises several Astrophysics X-Ray Machines and Garrett Walk Through and hand held Metal Detector units.

The business unit within QRSciences Security that won the order is the newly formed Q Detection Systems (QDS). QDS recently established relationships with several of the world's leading manufacturers of X-ray and security scanning technologies.

QDS has just been appointed a distributor of Garrett Metal Detection products for Australia and New Zealand. This joins the already represented products from Astrophysics, Spectrum San Diego alongside QRS proprietary technology products.

"The project is important as it positions QDS in the fast growing detection market. Detection is dynamic with new technologies and increasing demand by commercial and government buyers," says Rick Stokes CEO QRSciences.

"We have a foothold in the market and are aggressively seeking to grow this part of our business."

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 96469016 in Australia or +1 (858) 613 8755 in the United States.

Mr Rick Stokes

CEO

QRSciences Holdings Limited

END